FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

September 16, 2011

Item 3.

News Release

The news release was disseminated through Canada News Wire on September 16, 2011.

Item 4.

Summary of Material Change

CanAlaska Uranium Announces $2,173,500 Brokered Financing

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

Vancouver, Canada, September 16th, 2011 - CanAlaska Uranium Ltd. (TSX – CVV) (“CanAlaska” or the “Company”) has arranged with Secutor Capital Management Corporation and Industrial Alliance Securities Corporation (together, the “Agents”) for a brokered private placement for up to 3,150,000 units (the “Units”) at a price of $0.69 per Unit for gross proceeds of up to $2,173,500 (the “Offering”).

Each Unit consists of one common share of the Company to be issued as a “flow-through share” (a “Flow-Through Share”) within the meaning of the Income Tax Act (Canada) (the “Tax Act”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”).  Each whole Warrant will entitle the holder to acquire a common share of the Company at a price of $0.83 per common share for a period of 18 months following the closing of the Offering.  The Company shall renounce to the purchasers of the Units the amount of Qualifying Canadian Exploration Expenditures equal to the aggregate issue price of the Flow Through Shares.

The Company will pay the Agents an aggregate cash commission equal to 7% of the gross proceeds raised in respect of the Offering and issue to the Agents an aggregate number of non-transferrable broker warrants to acquire that number of common shares of the Company equal to 7% of the total number of Units sold, exercisable at a price of $0.69 for a period of 18 months following closing of the Offering.

The Company intends to use the funds raised for exploration programs on property located in the Provinces of Manitoba and Saskatchewan, Canada.  Such exploration expenditures on the properties will constitute “Canadian exploration expenses” and “flow through mining expenditures”, as defined in the Tax Act.  The Offering is subject to certain conditions including, but not limited to, the receipt of all necessary regulatory and stock exchange approvals.  All securities to be issued under the Offering will be subject to a four-month statutory hold period in Canada.

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5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 16th day of September 2011.